Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

July 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Alyssa Wall

Re:	Applied DNA Sciences, Inc.

Registration Statement on Form S-3

Filed July 19, 2022

File No. 333-266217

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied DNA Sciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-266217) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Wednesday, July 27, at 4:30 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Merrill M. Kraines, Esq. of McDermott Will & Emery LLP at (212) 547-5616.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

APPLIED DNA SCIENCES, INC.

By:	/s/ James Hayward
Name: James Hayward
Title: Chief Executive Officer

cc: Merrill M. Kraines, McDermott Will & Emery LLP